UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 30, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd., as published on the Tel-Aviv Securities Stock Exchange Ltd.

*  *  *

On March 24, 2011, XTL Biopharmaceuticals, Ltd. (the “Company”) announced that it entered into a Memorandum of Understanding with MinoGuard, Ltd. (“MinoGuard”), pursuant to which the Company shall acquire the exclusive rights to SAM-101, MinoGuard’s leading drug compound, by obtaining an exclusive license to use MinoGuard’s entire technology. SAM-101 is based on a combination of anti-psychotic drugs with a recognized medicinal compound (the “Technology”). The Company hereby announces that on November 30, 2011, it completed its engagement with MinoGuard for the worldwide exclusive license, as follows:

1.           The Company has engaged in a worldwide exclusive license with MinoGuard by which the Company shall develop and commercialize the Technology for the treatment of psychotic disorders focusing on Schizophrenia (“the Agreement”). According to the Agreement the Company will conduct clinical trials, develop, register, market, distribute and sell the drugs that will emerge from the Technology, with no limitations for a specific disorder (“the License”).

2.           To the best of the Company’s knowledge, MinoGuard has successfully completed a Phase 2a prospective, randomized, double-blind, placebo-controlled clinical trial conducted on about 70 schizophrenics. The trial met its endpoints showing that SAM-101 improves the positive symptoms of the disease as well as the patients’ cognitive state, minimizes the negative symptoms (social parameters and patient cognition) and reduces weight gain side effects among patients. Schizophrenia is a severe and chronic (psychotic) mental illness and one of the most common. It affects the majority of social and mental functions, mood, perception, thought and cognitive functions. To the best of the Company’s knowledge, based on the estimates of the United States National Institute of Mental Health, about 1.1% of the adult population in the United States has Schizophrenia. According to the research company Decision Resources, the Schizophrenia treatment industry in 2010 amounted to approximately $6.4 billion.

3.           The Company will pay MinoGuard accumulated clinical development and marketing approvals milestone-based payments of approximately $2.5 million. In addition, the Company will pay MinoGuard royalty-based payments on products that are based on the Technology, equal to 3.5% of its net sales and/or percentage from the Company third-party out–license receipts in the range of 7.5%-20% according to the clinical phase of the drug at the time of an out-license transaction. It should be noted that the Company has the sole discretion to pay any of the above amounts in cash or by way of issuing of its shares to MinoGuard.

4.           In addition to the above payments, if the Company shall not commence a Phase 2 clinical trial by June 30, 2013, the Company will pay MinoGuard an annual license fee of $45,000 for the initial year, which will increase by $90,000 per year and up to $765,000 for the ninth year of license. The Agreement states that receipt of an approval to commence such trial or continuance of clinical trials that were conducted or will be conducted by MinoGuard and/or its researchers, shall be deemed commencement of the Phase 2 clinical trial for this matter.

5.           The consideration for the License was negotiated between the Company and MinoGuard and is expected to be paid from the Company’s own resources and out of royalties from sales, if and when, development milestones will be met and/or relevant approvals will be received.

6.           According to the Company’s estimations and to the phase 2 clinical trial budget that was received as part of the Agreement, the investment in the Technology development through the completion of such trial is estimated at approximately $2.5 million.

7.           It should be noted that according to the License the Technology is protected by way of a patent which is valid through 2027. Furthermore, if the Company shall not commence a Phase 2 clinical trial (as described above) in the range of 9.5 years from the date of the license agreement, the License shall be terminated.

In addition, it should be noted the Technology is in its development stage. There is no certainty that the related research, development, and approval milestones of the Technology’s product will result in the receipt of market approvals or that the drug will be ever commercialized.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 30, 2011	By:	/s/ David Grossman
	Name:	David Grossman
	Title:	Chief Executive Officer